SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Digital Power Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

253862 10 6
(CUSIP Number)

October 21, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS

Barry W. Blank

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
	5	SOLE VOTING POWER

		1,866,033
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,866,033
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,866,033
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.13%; based on 13,205,910 shares of common stock issued and outstanding as of July 31, 2017.
12	TYPE OF REPORTING PERSON
IN

Item 1. Security and Issuer.

(a)	Name of Issuer:

Digital Power Corporation

(b)	Address of Issuer:

48430 Lakeview Blvd
Fremont, California 94538-3158

Item 2. Identity and Background.

Item 2(a).	Name of Person Filing:

Barry Blank

Item 2(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 32056, Phoenix, AZ 85064

Item 2(c).	Citizenship or Place of Organization:

Nevada

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

253862 10 6

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

a)

Amount beneficially owned:

1,866,033 shares beneficially owned consisting of (i) 372,397 shares directly owned and (ii) (A) warrants to acquire 265,000 shares at a purchase price equal to $0.80 per share; (B) warrants to acquire 265,000 shares at a purchase price equal to $0.90 per share; and (iii) 963,636 shares that may be acquired upon the conversion of a $530,000 convertible debenture at $0.55 per share.

b)	Percent of class: 14.13% [1]

c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 1,866,033[1]

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,866,033[1]

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

1 Pursuant to Rule 13d-4 under the Exchange Act, the Filing Person disclaims beneficial ownership of any and all shares of Common Stock that are issuable upon any conversion of the Convertible Note or exercise of the Warrants if such conversion or exercise would cause the stockholder’s aggregate beneficial ownership to exceed or remain above the applicable Beneficial Ownership Limitation.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Barry W. Blank

July 31, 2017	By:	/s/ Barry W. Blank
Barry W. Blank